Exhibit (k)(3)

TRADEMARK LICENSE AGREEMENT

This TRADEMARK LICENSE AGREEMENT (this “Agreement”) is made and effective as of May 1, 2007 (the “Effective Date”) by and between Plainfield Asset Management LLC (“Licensor”), and Plainfield Direct Inc. (“Licensee”) (each a “party,” and collectively, the “parties”).

RECITALS

WHEREAS, Licensor is the owner of the trademark and trade name “PLAINFIELD,” including U.S. Registration No. 3,131,188 (the “Licensed Mark”).

WHEREAS, Licensee is a closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940 (the “1940 Act”);

WHEREAS, pursuant to that certain investment management agreement dated as of May 1, 2007 between Licensor and Licensee (the “Management Agreement”), Licensee has engaged Licensor to act as the investment adviser to Licensee; and

WHEREAS, Licensee desires to use the Licensed Mark in connection with the operation of its business, and Licensor is willing to permit Licensee to use the Licensed Mark, subject to the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set out in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

ARTICLE 1

LICENSE GRANT

1.1 License. Subject to the terms and conditions of this Agreement, Licensor grants to Licensee, and Licensee accepts from Licensor, a non-exclusive, royalty-free, worldwide right and license to use the Licensed Mark solely as an element of Licensee’s own company name and in connection with Licensee. Except as provided above, neither Licensee nor any affiliate, owner, director, officer, employee, or agent thereof shall use the Licensed Mark on behalf of Licensee without the prior express written consent of Licensor in its sole and absolute discretion. All rights not expressly granted to Licensee under this Agreement shall remain the exclusive property of Licensor.

1.2 Licensor’s Use. Nothing in this Agreement shall preclude Licensor, its affiliates, or any of their respective successors or assigns from using or permitting other entities to use the Licensed Mark whether or not such entity directly or indirectly competes or conflicts with Licensee’s business in any manner.

ARTICLE 2

OWNERSHIP

2.1 Ownership. Licensee acknowledges and agrees that, as between Licensor and Licensee, Licensor is the owner of all right, title, and interest in and to the Licensed Mark, and all such right, title, and interest shall remain with the Licensor. Licensee shall not contest, dispute, or challenge Licensor’s right, title, and interest in and to the Licensed Mark.

2.2 Goodwill. All goodwill generated by Licensee’s use of the Licensed Mark shall inure to the benefit of Licensor. Licensee shall not use the Licensed Mark in any manner likely to disparage or reflect adversely on Licensor. Except as expressly provided in this Agreement, neither party may use any trademark or service mark of the other party without that party’s prior written consent, which consent shall be given in that party’s sole discretion.

ARTICLE 3

COMPLIANCE

3.1 Quality Control. In order to preserve the inherent value of the Licensed Mark, Licensee agrees to use reasonable efforts to ensure that it maintains the quality of Licensee’s business and the operation thereof equal to the standards prevailing in the operation of Licensor’s and Licensee’s business as of the date of this Agreement. Licensee further agrees to use the Licensed Mark in accordance with such quality standards as may be reasonably established by Licensor and communicated to Licensee from time to time in writing, or as may be agreed to by Licensor and Licensee from time to time in writing.

3.2 Compliance With Laws. Licensee agrees that the business operated by it in connection with the Licensed Mark shall comply in all material respects with all laws, regulations and requirements of any governmental body applicable to the operation, advertising and promotion of the business.

3.3 Notification of Infringement. Each party shall immediately notify the other party and provide to the other party all relevant background facts upon becoming aware of (i) any registrations of, or applications for registration of, marks that do or may conflict with any Licensed Mark, and (ii) any infringements, imitations, or illegal use or misuse of the Licensed Mark.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES; INDEMNITY

4.1 Mutual Representations. Each party hereby represents and warrants to the other party as follows:

(a) Due Authorization. Such party is duly formed and in good standing as of the Effective Date, and the execution, delivery and performance of this Agreement by such party have been duly authorized by all necessary action on the part of such party.

(b) Due Execution. This Agreement has been duly executed and delivered by such party and, with due authorization, execution and delivery by the other party, constitutes a legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

(c) No Conflict. Such party’s execution, delivery and performance of this Agreement do not: (i) violate, conflict with or result in the breach of any provision of the charter or by-laws (or similar organizational documents) of such party; (ii) conflict with or violate any law or governmental order applicable to such party or any of its assets, properties or businesses; or (iii) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of any contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which it is a party.

4.2 Licensor Representations. Licensor hereby represents and warrants that: (i) it owns all right, title and interest in and to the Licensed Mark and (ii) to its knowledge, use of the Licensed Mark does not and will not infringe or otherwise violate any proprietary right of any third party.

4.3 Indemnity. Licensee shall defend and hold harmless Licensor from and against any liability, expenses and claims for damages arising from Licensee’s breach of the representations, warranties and covenants in this Agreement and from and against any claim or judgment that the Licensed Mark infringes or otherwise violates any proprietary right of any third party.

ARTICLE 5

TERM AND TERMINATION

5.1 Term. This Agreement shall expire (i) upon expiration or termination of the Management Agreement; (ii) if the Licensor ceases to serve as investment adviser to Licensee; or (iii) by Licensor or Licensee upon sixty (60) days’ prior written notice to the other party.

5.2 Upon Termination. Within a commercially reasonable period following termination of this Agreement, all rights granted to Licensee under this Agreement with respect to the Licensed Mark shall cease, and Licensee shall, following such period, discontinue use of the Licensed Mark. For six months following termination of this Agreement, Licensee shall specify on all public-facing materials in a prominent place and in prominent typeface that Licensee is no longer operating under the Licensed Mark and is no longer associated with Licensor.

ARTICLE 6

MISCELLANEOUS

6.1 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without the prior written consent of the other party. No assignment by either party permitted hereunder shall relieve the applicable party of its obligations under this Agreement. Any assignment by either party in accordance with the terms of this Agreement shall be pursuant to a written assignment agreement in which the assignee expressly assumes the assigning party’s rights and obligations hereunder.

6.2 Independent Contractor. Except as expressly provided or authorized in the Management Agreement, neither Licensee nor Licensor, in its capacity as investment adviser to Licensee, shall have, or shall represent that it has, any power, right or authority to bind the other party to any obligation or liability, or to assume or create any obligation or liability on behalf of the other party.

6.3 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service (with signature required), by facsimile, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses:

If to Licensor:	If to Licensee:

Plainfield Asset Management LLC 55 Railroad Avenue, Plaza Level Greenwich, Connecticut 06830	Plainfield Direct Inc. 55 Railroad Avenue Greenwich, Connecticut 06830

Tel. No.: (203) 302-1700 Fax No.: (203) 302-1779 Attn: Chief Compliance Officer	Tel. No.: (203) 302-1700 Fax No.: Attn: Chief Compliance Officer

6.4 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without giving effect to the principles of conflicts of law rules. The parties unconditionally and irrevocably consent to the exclusive jurisdiction of the courts located in the State of New York and waive any objection with respect thereto, for the purpose of any action, suit or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

6.5 Amendment. This Agreement may not be amended or modified except by an instrument in writing signed by all parties hereto.

6.6 No Waiver. The failure of either party to enforce at any time for any period the provisions of or any rights deriving from this Agreement shall not be construed to be a waiver of such provisions or rights or the right of such party thereafter to enforce such provisions, and no waiver shall be binding unless executed in writing by all parties hereto.

6.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

6.8 Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

6.9 Counterparts. This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original instrument and all of which taken together shall constitute one and the same agreement.

6.10 Survival. The provisions of Articles 4.3 and 5.2 of this Agreement shall survive the termination or expiration of this Agreement.

6.11 Entire Agreement. This Agreement and the Management Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, between the parties with respect to such subject matter.

6.12 Third party Beneficiaries. Nothing in this Agreement, either express or implied, is intended to or shall confer upon any third party any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

IN WITNESS WHEREOF, each party has caused this Agreement to be executed as of the Effective Date by its duly authorized officer.

LICENSOR:

Plainfield Asset Management LLC

By:	/s/ Thomas X. Fritsch
Name:	Thomas X. Fritsch
Title:	Authorized Individual

LICENSEE:

Plainfield Direct Inc.

By:	/s/ Karen Dykstra
Name:	Karen Dykstra
Title:	Chief Operating Officer and Chief Financial Officer